

May 2, 2025

Thomas Chen
Chief Executive Officer
NeOnc Technologies Holdings, Inc.
23975 Park Sorrento, Suite 205
Calabasas, CA 91302

> **Re: NeOnc Technologies Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 29, 2025**
> **File No. 333-286808**

Dear Thomas Chen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Thomas J. Poletti, Esq.